[CITY OF LONDON LETTERHEAD]




                                                                   June 10, 2005



Board of Directors
The Korea Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
345 Park Avenue
New York, NY 10154
Attn:  Robert Callander, Chairman

Dear Bob:

We have reviewed (i) the press release issued by Korea Fund, Inc (the "Fund") on June 2, 2005 in which it was announced that the Board had unanimously agreed to continue the Fund's relationship with its current manager, Deutsche Asset Management ("DeIM") and (ii) the letter of the same date issued by yourself as Chairman of the Fund to shareholders, as referred to in the press release.

We are dismayed by the Board's decision and the process by which it was made.

We believe that despite the Board's commitment to better standards of corporate governance, the Board has, once again, failed to communicate with its shareholders and has not conducted itself in a clear and transparent manner.

The Board announced last December that it would conduct a comprehensive review of the Fund's current investment management arrangements with DeIM and would consider possible alternative managers for the Fund. This announcement was a response to a sensitive issue affecting the Fund: the majority of the investment team at DeIM responsible for managing the Fund had left. In December the Board also announced a 50% tender offer, as a response to the shareholder discontent that had been clearly expressed at the shareholders meeting on October 6, 2004, at which the two independent directors proposed by City of London were elected.

In truth, the Board's initial announcements were purely reactive to serious concerns expressed by shareholders on a number of different issues (i) the discount to NAV at which the shares traded was too wide, and had been so for more than two years, (ii) performance relative to the benchmark was poor and
(iii) the expense ratio was too high.

We believed, following the shareholders meeting, that the Board had accepted the shareholders' concerns and was committed to a new era of improved standards of corporate governance. The tender offer tackled the discount problem, and we expected that the Board would thereafter start making decisions that would demonstrate the Board's real commitment to improved corporate governance.

In our view, the first such opportunity for the Board to demonstrate its commitment was the review of the management agreement. Certainly there was, and still is, a need for a serious change. However the Board, once again, seems to be pursuing its own agenda instead of being fully committed to openly serving the best interests of the Fund's shareholders.

First, the Board apparently minimized the importance of the departure of the majority of DeIM's investment team responsible for managing the Fund in its recent release by only referring to the "recent departure of the Fund's long-time lead portfolio manager". The press release on April 19, 2005 only refers to Mr. Terrence Gray and makes no reference either to the other members of the team or to their qualifications for managing the fund.

Second, after announcing that a RFP had been put in place to identify potential investment managers for the Fund, the Board did not disclose in an appropriate manner the specific details of the qualifications and requirements that the new manager candidates should meet.

Third, the Board stated in the press release of June 2, 2005 that, among other factors, the contract had been re-awarded to DeIM because of the substantial reduction in management fees volunteered by the current manager, and implemented last December, as well as the current manager's important role in the effective implementation of the Fund's proposed tender offer for up to 50% of its outstanding shares, as also announced last December. The Board also stated that it "was encouraged by the new investment team responsible for managing the Fund and the anticipated changes in investment process. The Board intends to monitor the progress of the new management team and the results of its investment process, recognizing that the Board will have the opportunity to review these arrangements again in 2006." These statements raise many questions which City of London, and we assume many other shareholders, would like to have seen answered prior to such an important decision including:

Why did DeIM volunteer to reduce their fees before the Board acted on the issue? What were the fees proposed by the other candidates? Who composes the new investment team? What is their experience in the Fund? What are the anticipated changes in the investment process? Is there going to be a change in style? What is the reason that makes this completely new team be better prepared to deal with the implementation of the tender offer? How is the Board going to monitor the progress of the new manager? What are the criteria against which the new manager is going to be measured?

We believe that on such a sensitive issue as the management of the Fund, the Board should have acted in a much more open manner. - This is our fundamental concern. Instead of consulting with shareholders, the Board simply announced that the investment management contract of the Fund had been re-awarded to DeIM. Technically speaking, the Board has complied with the 1940 Act, which only requires shareholders' approval if a new manager is to be appointed, but it is our view that the Board should put the new contract to shareholders for their approval as a matter of good corporate governance. As stated earlier, the majority of the investment team responsible for managing the Fund at DeIM have left, a new team has been appointed by DeIM to run the Fund and in substance the Fund is being managed by different persons. The only remains of the previous DeIM contract is the name. Shouldn't the Fund's shareholders have had the opportunity to ratify the re-appointment of DeIM in these circumstances? We believe so.

In past circumstances in which we have found a fund to be unresponsive to our concerns as a significant investor, or where we have felt that corporate governance issues were being neglected, we have not hesitated to express our views publicly with the intention of ensuring that the interests of our clients and other shareholders are safeguarded. We would therefore call on the Board to openly and publicly, commit to the shareholders to revisit this issue and include the shareholders in the process of selecting a new fund manager. A failure to do so can only be seen as another corporate governance failure by the Board.

Yours truly,



/s/ Barry M. Olliff
-----------------------
Barry M. Olliff
Director